

September 4, 2025

Saul Laureles
Chief Legal Officer
STEM, INC.
1400 Post Oak Boulevard
Suite 560
Houston, Texas 77056

> **Re: STEM, INC.**
> **Registration Statement on Form S-3**
> **Filed September 2, 2025**
> **File No. 333-289989**

Dear Saul Laureles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing